SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
9 West 57th Street, 40th Floor, New York, NY 10019

Via EDGAR

September 13, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attn:	Frank Knapp
Wilson Lee
Ruairi Regan
Pam Howell

Re:	Sculptor Diversified Real Estate Income Trust, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form 10
Filed September 13, 2023
File No. 000-56566

Ladies and Gentlemen:

This letter sets forth the response of Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated August 29, 2023, pertaining to the Amended Registration Statement on Form 10 (the “Registration Statement”) that was submitted to the SEC on August 15, 2023. The Company has prepared and submitted herewith Post-Effective Amendment No. 1 to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Amended Form 10

Our Property Investments and CapGrow, page 5

1.	Refer to prior comment 2. Please further revise the chart on page 10 to include CapGrow Partners LLC and a reference to the 69.22% indirect ownership you reference elsewhere.

Response:  The requested revision has been made.  Please see the revised chart on p. 10.

2.
Please clearly disclose the additional justification for purchasing CapGrow in the affiliated transaction where the price to the company is in excess of the cost of the asset to the seller.  Provide clear disclosure in this section and throughout regarding the risks associated with affiliated transactions.

Response:  The requested revisions have been made.  Please see the additional disclosures on pp. 5, 6, 36, 50 and 51.

Performance Participation Allocation Example, page 14

3.
Please provide additional clarification as to the basis for the assumptions used in calculating the performance participation allocation example and how and why such assumptions differ materially from the current financial information.  In particular we note that the assumed NAV and distributions paid are significantly greater than the NAV for June 30, 2023, as disclosed on page 29, and the distributions paid to date, as disclosed on page 22.

Response:  We have revised the performance participation allocation example by using a starting NAV of $175 million, which approximates the Company’s NAV as of June 30, 2023, and total annual distributions of $10.2 million, which approximates the Company’s estimated annual distribution rate of 7%.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 13, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.
We did not note any revised disclosure in response to prior comment 7; therefore, we reissue the comment.  Given your business of investing in commercial real estate, please provide disclosure of the potential risks and uncertainties in the market.

Response:  Please see the disclosure of potential risks and uncertainties in the market set forth under the heading “Current Market Conditions and Related Risks and Opportunities” at pp 21-22.

Index to Financial Statements
12. Rental Income, page F-24

5.
We continue to evaluate your response to our prior comment 14. Please provide us with your separate calculations of how significant the total 513 Capgrow homes under lease to Sevita and the 421 subset of homes with separate guarantee agreements with Sevita, represent in comparison to your total assets as of each period end presented within your filing.

Response: We have revised Note 12 to the Company’s unaudited interim condensed financial statements to include the information requested. Please see p. F-24.

6.
In addition, we note that financial statements of Sevita are provided to you on a confidential basis and that Sevita maintains that you are prohibited from providing such financial statements within your Form 10. Please clarify whether there is a contractual provision that prohibits you from providing such financial statements. To the extent that you are contractually prohibited, please outline and explain the significant terms of such provision.

Response:  Each of our leases with a subsidiary of Sevita include the following contractual provision:

FINANCIAL STATEMENTS.  Lessee shall from time to time during the Term provide to Lessor within ten (10) days after request therefore by Lessor: (i) the most recent quarterly unaudited financial statements of Lessee’s Parent and (ii) the most recent audited (or third party prepared) financial statements of Lessee’s Parent, if available.  Except as may be required by law, Lessor agrees to keep any financial information provided pursuant to this Section … (the “Confidential Information”) confidential; provided, however, that (a) Lessor may make any disclosure of the Confidential Information to which Lessee has consented in writing in advance, and (b) any of the Confidential Information may be disclosed to employees, partners, agents, successors, affiliates, assigns and representatives of Lessor, including, but not limited to, its auditors, attorneys, and lenders and potential purchasers and lenders of the Property in connection with any financing or sale of the Property.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 13, 2023

General

7.
Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Response:  We acknowledge that the Company is now subject to the reporting requirements of the Exchange Act of 1934, and we intend to address all of your comments through post-effective amendments.

We would be happy to provide any additional information that might assist you in connection with this matter.  Please feel free to contact Robert Bergdolt at DLA Piper LLP (US) by email at robert.bergdolt@us.dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

Sculptor Diversified Real Estate Income Trust, Inc.

By:	/s/ Steven E. Orbuch
	Name:	Steven E. Orbuch
	Title:	Chief Executive Officer

cc: Robert Bergdolt, Esq., DLA Piper LLP (US)